

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

February 16, 2007

Loren M. Starr
Chief Financial Officer
Amvescap PLC
1360 Peachtree Street N.E.
Atlanta, Georgia 30309

      Re: Amvescap PLC
              Form 20-F for the Fiscal Year Ended December 31, 2005
              File No. 1-13908

Dear Mr. Starr:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Sharon Blume
                    Reviewing Accountant